UNITED STATES
	          SECURITIES AND EXCHANGE COMMISSION
		                Washington, D.C. 20549

                  			 SCHEDULE 13D

   	   Under the Securities Exchange Act of 1934
	                  (Amendment No.   )


           		   Great American Bancorp, Inc.
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                  			(Name of Issuer)


       	     Common, Stock Value - $0.01 Par Value
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		             (Title of Class of Securities)


                   		   38982K107
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                  			 (CUSIP Number)


                 			George R. Rouse
                   	1311 S. Neil
                 			Champaign, IL 61820
                 			(217) 356-2265
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   (Name, Address and Telephone Number of Persons Authorized to
    Receive Notices and Communications)


                    		March 2, 1999
    -------------------------------------------------------
    (Date of Event which Requires Filing of This Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]




CUSIP No. 38982K107

1.      NAME OF REPORTING PERSON
       	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     	    George R. Rouse
	         ###-##-####

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [ ]  (b) [ ]

3.      SEC USE ONLY

4.      SOURCE OF FUNDS

     	    PF

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS       [ ]
        REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6.      CITIZENSHIP OR PLACE OF ORGANIZATION

     	    United States

7.      SOLE VOTING POWER

     	    82,545 shares

8.      SHARED VOTING POWER

     	    Not Applicable

9.      SOLE DISPOSITIVE POWER

     	    74,335 shares

10.     SHARED DISPOSITIVE POWER

     	    Not Applicable

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH	REPORTING PERSON

     	    82,545 shares

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)         [ ]
       	EXCLUDES CERTAIN SHARES

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      	    6.25%

14.     TYPE OF REPORTING PERSON

           IN


Item 1.     Security and Issuer.

	This statement relates to shares of Common Stock, par value $0.01 per share, of Great American Bancorp, Inc. (the "Company"). The principal executive offices of the Company are located at 1311 S. Neil St., P.O. Box 1010, Champaign, IL 61824-1010.

Item 2.     Identity and Background.

	(a)     George R. Rouse

	(b)     1311 S. Neil St.
       		P.O. Box 1010
       		Champaign, IL 61824-1010

	(c)     President and CEO
       		Great American Bancorp, Inc.
       		1311 S. Neil St.
       		Champaign, IL 61824-1010

       		President
        	First Federal Savings Bank
       		1311 S. Neil St.
       		Champaign, IL 61824-1010

	(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

	(e) The Reporting Person has not during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

	(f)     The Reporting Person is a United States citizen.

Item 3.     Source and Amount of Funds or Other Consideration.

	As of the date hereof, the Reporting Person is deemed to beneficially own 82,545 shares, including 9,775 shares purchased from the Company in an initial public offering pursuant to a stock subscription and held in an Individual Retirement Account, 23,670 shares purchased in open market transactions held in an Individual Retirement Account, 9,898 shares beneficially owned by the Reporting Person held by the trustee pursuant to the First Federal Savings Bank Employee Stock Ownership Plan ("ESOP"), 200 shares held jointly by the Reporting Person's spouse and children, 8,210 shares represent unvested stock awards granted under the 1995 Great American Bancorp, Inc. Incentive Plan ("Incentive Plan") and 30,792 additional shares represent shares underlying options granted under the Incentive Plan that are currently exercisable or exercisable within 60 days. A schedule of the shares, dates, and the prices per share owned by the Reporting Person is attached and marked as Exhibit 1 to Item 3. The amount of consideration ($407,495) used to acquire the total 33,645 of purchased shares was derived from personal funds of the Reporting Person.

Item 4.     Purpose of Transaction.

	The Reporting Person acquired the Company's stock for investment purposes. The Reporting Person may from time to time acquire additional securities of the Company using personal funds through a broker and/or privately negotiated transactions.

	Except as described above, the Reporting Person does not have any present plans or proposals that relate to or would result in (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instrument corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5.     Interest in Securities of Issuer

	(a) The Reporting Person beneficially owns 82,545 shares, representing 6.25% of the outstanding shares of the Company based upon outstanding shares as of February 28, 1999 of 1,319,883. The beneficially owned shares include
8,210 shares representing unvested stock awards granted under the Incentive
Plan and 30,792 shares underlying stock options granted under the Incentive
Plan which are currently exercisable or exercisable within 60 days.

	(b) The Reporting Person has the sole power to vote and to dispose of the shares referred to in Item 5(a) with the exception of unvested stock awards, which may be voted as instructed by the Reporting Person, but which may not be disposed of until they are vested.

	(c) Except as reported in Item 3 hereof, there has been no transaction in the Common Stock of the Company effected during the past sixty (60) days by the Reporting Person.

	(d) With the exception of the Trustee for the trust holding unvested stock awards and the trustee for the Employee Stock Ownership Plan Trust, each of which has certain powers with respect to stock held in trust as provided by their respective trust agreements and respective plan documents, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities referred in Item 5(a).

	(e)     Not applicable.

Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to Securities of the Issuer.

	The Reporting Person is a Director and Officer of the Company and has entered into three agreements pursuant to the Incentive Plan. The first agreement is a Stock Award Agreement whereby the Reporting Person was granted a stock award to earn 20,528 shares of the Company's common stock. The second agreement is a Non-statutory Stock Option Agreement which grants the Reporting Person options to purchase 15,605 shares of the Company's common stock at $14.00 per share. The third agreement is an Incentive Stock Option Agreement which grants the Reporting Person options to purchase 35,714 shares of the Company's common stock at $14.00 per share. The Stock Award Agreement, the Non-statutory Stock Option Agreement and the Incentive Stock Option Agreement are dated February 14, 1996. The awards and options vest at 20% per year, and expire on February 14, 2006.


Item 7.     Material to be Filed as Exhibits

	Exhibit 1 to Item 3 detailing dates, shares purchased, and price per share of securities acquired by Reporting Person.

	The Company's 1995 Incentive Plan disclosed in Item 6 is incorporated by reference into this document from the Company's Registration Statement on Form S-8 filed with the SEC on May 23, 1996 file number 333-04491.


                      				   SIGNATURES

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    March 10, 1999                     /s/ George R. Rouse
-------------------------              --------------------------
       	Date                                 Signature

                                    					  George R. Rouse
                            			       --------------------------
                                  					     Name/Title


       			    SCHEDULE 13D
		         EXHIBIT 1 TO ITEM 3
    		      George R. Rouse

 	  	                     Price per Share
	        No. of Shares       (Excluding      Where        How
Date    Purchased (Sold)    commissions)   Transacted  Transacted
----    ---------------   ---------------  ----------  ----------

Non-Derivative Shares Acquired, Indirect Ownership:

06/30/95     9,775             $10.00         GABI        (1)
06/30/95       100              10.00         GABI        (2)
06/30/95       100              10.00         GABI        (2)
07/20/95     8,000              12.00          OTC        (3)
08/10/95     8,000              12.125         OTC        (3)
01/11/96       600              13.875         OTC        (3)
01/18/96     3,500              14.125         OTC        (3)
01/30/96       700              13.875         OTC        (3)
02/14/96     8,210               N/A          GABI        (4)
04/19/96     3,328               N/A          GABI        (5)
04/26/96     1,050              14.75          OTC        (3)
12/31/96     3,190               N/A          GABI        (5)
05/22/97       335              16.50          OTC        (3)
05/22/97       200              16.00          OTC        (3)
12/31/97     3,380               N/A          GABI        (5)
01/21/98       585              19.25          OTC        (3)
08/13/98       200              21.375         OTC        (3)
10/22/98       175              16.50          OTC        (3)
01/29/99       325              14.25          OTC        (3)
        	    ------
             51,753


Derivative Shares, Direct Ownership:

02/14/97    10,264              14.00         GABI        (6)
02/14/98    10,264              14.00         GABI        (6)
02/14/99    10,264              14.00         GABI        (6)
       	    ------
	           30,792

(1) Purchased from the Company in an initial public offering pursuant to a stock subscription and held in an Individual Retirement Account.

(2) Purchased from the Company in an initial public offering pursuant to a stock subscription and held jointly by the Reporting Person's spouse and children.

(3) Transactions effected in the over-the-counter market ("OTC") through standard brokerage accounts and held in an Individual Retirement Account.

(4) Shares represent unvested stock awards granted under the 1995 Great American Bancorp, Inc. Incentive Plan. One-half of these shares will vest on February 14, 2000 and the remaining half will vest on February 14, 2001.

(5) Shares allocated to the Reporting Person held by the trustee of the First Federal Savings Bank Employee Stock Ownership Plan.

(6) Shares represent options granted under the 1995 Great American Bancorp, Inc. Incentive Plan which vested on the dates indicated.